UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PSQ Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

693691107

(CUSIP Number)

Stephen Moran

c/o PSQ Holdings, Inc.

222 Lakeview Avenue, Suite 800

West Palm Beach, Florida 33401

Telephone Number: (877) 776-2402

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Sebastian Harris

c/o PSQ Holdings, Inc.

222 Lakeview Avenue, Suite 800

West Palm Beach, Florida 33401

(877) 776-2402

August 25, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693691107	Schedule 13D/A	Page 2 of 5

1.	Names of Reporting Persons Sebastian Harris
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 438,229(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 438,229(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 438,229(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.7%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 2,142,452 shares of Class A Common Stock issued to Sebastian Harris pursuant to the Agreement and Plan of Merger dated as of February 27, 2023 (the “Merger Agreement”), among the Issuer (f/k/a Colombier Acquisition Corp., “Colombier”), PublicSq. Inc. (f/k/a PSQ Holdings. Inc.), Colombier-Liberty Acquisition, Inc. and Colombier Sponsor, LLC, less the disposition of 1,704,233 shares of Class A Common Stock to the Issuer on August 25, 2023, as reported in the Issuer’s Current Report on Form 8-K filed August 29, 2023.

(2)	Based on 26,044,298 shares of Class A Common Stock outstanding as of August 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2023.

CUSIP No. 693691107	Schedule 13D/A	Page 3 of 5

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed by Sebastian Harris, and amends the statement on the Schedule 13D that was originally filed by Sebastian Harris with the SEC on July 31, 2023 (the “Statement”), with respect to the shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of PSQ Holdings, Inc., a Delaware corporation (the “Issuer”).

This Amendment No. 1 is being filed to report amendments to the Statement as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by adding the following paragraph at the end of Item 3 in the Statement:

On August 25, 2023, the Issuer and the Reporting Person entered into a separation and release of claims agreement (the “Separation Agreement”) providing for the Reporting Person’s departure from his position as Chief Operating Officer of the Issuer to pursue other business opportunities. Pursuant to the Separation Agreement, the Reporting Person forfeited 1,704,223 shares of Class A Common Stock.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended and supplemented by deleting the second and third sentences of the first paragraph of Item 4 in the Statement, and replacing them with the following sentence:

Effective August 25, 2023, the Reporting Person no longer serves as the Chief Operating Officer of the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and supplemented by deleting the entirety of Item 5 and replacing it with the following paragraphs:

(a)	As of close of business on August 25, 2023, the Reporting Person directly owns 438,229 shares of Class A Common Stock, which constitutes approximately 1.7% of the outstanding shares of Class A Common Stock. The aggregate percentage of shares of Class A Common Stock reported owned by the Reporting Person is based upon 26,044,298 shares of Class A Common Stock outstanding as of August 8, 2023, which is the total number of shares of Class A Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2023.

(b)	The Reporting Person has sole power to vote and direct the disposition of all 438,229 shares of Class A Common Stock reported as being beneficially owned.

(c)	The only transactions in the Class A Common Stock of the Issuer by the Reporting Person during the past sixty days are discussed in Item 3 of this Schedule 13D, which is incorporated herein by reference.

(d)	No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e)	As a result of the transactions described herein, on August 25, 2023, the Reporting Person ceased to be the beneficial owner of more than five percent of Class A Common Stock. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

CUSIP No. 693691107	Schedule 13D/A	Page 4 of 5

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by adding the following paragraph at the end of Item 6 in the Statement:

The responses to Items 3 and 4 are incorporated herein. The description of the Separation Agreement in Item 3 hereof does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Separation Agreement, which will be filed as an exhibit to the Issuer’s Form 10-Q for the period ended September 30, 2023, which the Issuer is expected to file on or around November 14, 2023, and is incorporated by reference as Exhibit 3 to this Schedule 13D.

Item 7. Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplement to add the following exhibit:

Exhibit 3	Separation Agreement, dated as August 25, 2023, by and between the Issuer and the Reporting Person (incorporated herein by reference to an exhibit to the Issuer’s Form 10-Q for the period ended September 30, 2023, which the Issuer is expected to file on or around November 14, 2023).

CUSIP No. 693691107	Schedule 13D/A	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2023	/s/ Sebastian Harris
Sebastian Harris